Exhibit 99.1

eFuture Appoints Chief Financial Officer

Beijing, January 11, 2011 – eFuture Information Technology Inc. (Nasdaq: EFUT, the "Company", or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced the appointment of Mr. Sean Zheng to the position of Chief Financial Officer (“CFO”) effective January 11, 2011. Mr. Zheng replaces Mr. Adam Yan, eFuture’s Chairman and Chief Executive Officer (“CEO”), who has held the position of Acting CFO since July 16, 2010. Mr. Yan will continue in his role as Chairman and CEO.

Mr. Yan, Chairman and CEO of eFuture, commented, “I am pleased to welcome Mr. Zheng to eFuture’s management team and look forward to capitalizing on his strong finance and accounting track record with leading U.S.-listed companies Motorola and Advanced Micro Devices. His impressive technology sector background, combined with financial expertise gained in both China and the U.S., make him ideally suited to lead eFuture’s finance function. The management team looks forward to working together with Mr. Zheng to execute on our strategic initiatives of strengthening our software core business, increasing recurring service fee revenues, extending penetration into tier-2 and tier-3 cities, and maintaining our focus on innovation.”

Mr Zheng added, “I am delighted to join the eFuture management team in working to achieve the Company’s financial objective of delivering profitable growth over the long term. I look forward to maintaining eFuture’s financial and management reporting systems and practices while ensuring that the Company’s internal controls continue to reflect the high standards of transparency and disclosure required of a U.S. listed company.”

Mr. Zheng, 41, brings to eFuture over 15 years of experience with US listed companies operating in the technology sector. Mr. Zheng was most recently with New York Stock Exchange (NYSE) listed Advanced Micro Devices (AMD), where he served in Financial Controller roles in both China and the U.S. Prior to joining AMD, Mr. Zheng was China Financial Controller at U.S.-headquartered Walbro Engine Management. He spent the earlier part of his career at NYSE-listed Motorola, where he worked for over 10 years in Financial Controller and financial management roles at the company’s China operations. Mr. Zheng holds an MBA degree from Arizona State University and a Bachelor degree in Economics from Tianjin University of Finance and Economics in China.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries.

For more information about eFuture, please visit http://www.efuture.com.cn.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of January 11, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
+86 10 5293 7699
ir@e-future.com.cn
Investor Relations (U.S.):
Kelly Gawlik
Taylor Rafferty
+1 212 889 4350
eFuture@Taylor-Rafferty.com
Investor Relations (HK):
Mahmoud Siddig
Taylor Rafferty
+852 3196 3712
eFuture@Taylor-Rafferty.com
Media Contact:
Jason Marshall
Taylor Rafferty
+1 212 889 4350
eFuture@Taylor-Rafferty.com